October 7, 2021

VIA EDGAR AND ELECTRONIC MAIL

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3628

100 F Street, N.E.

Washington, D.C. 20549

Re: Supplemental Response

P10, Inc.

Registration Statement on Form S-1

Filed September 27, 2021

File No. 333-259823

On behalf of P10, Inc., a Delaware corporation (the “Company”), set forth below are responses (this “Response Letter”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the letter dated October 6, 2021 (the “Comment Letter”) relating to the Company’s Registration Statement on Form S-1, File No. 333-259823, filed with the Commission on September 27, 2021 (the “Registration Statement”).

The headings and numbered paragraphs of this Response Letter correspond to the headings and paragraph numbers contained in the Comment Letter, and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italicized print. For each draft disclosure provided in this Response Letter, the proposed revisions to the disclosure that appeared in the Registration Statement use strikethrough text to represent proposed deletions of text and double-underline text to show language proposed to be added in an amendment to the Registration Statement (the “Amended Registration Statement”). The Company expects that the disclosures in the Amended Registration Statement will be substantially in the form of the proposed draft disclosures contained herein. Capitalized terms used herein and otherwise not defined herein shall have the meanings assigned to such terms in the Registration Statement.

October 7, 2021

Business of P10

Selectively Pursue Strategic Acquisitions, page 133

1.

We note your disclosure regarding your agreements to acquire two private markets businesses. Please identify and describe these businesses, describe the material terms of the agreements, file the agreements as exhibits to your registration statement and add risk factors to address any risks associated with these acquisitions, or advise us as to why you do not think that is necessary. If applicable, clarify if you will use any of the proceeds from the offering for part of the acquisition costs, as we note your disclosure under “Use of Proceeds,” at page 66 that you may use a portion of the proceeds to expand your business.

The Company acknowledges the Staff’s comment and advises the Staff that to address the Commission’s comment, the Company proposes to update certain disclosures in the Registration Statement to provide additional clarity as described in more detail below.

The Company proposes to respond to the Staff’s comment by including disclosure in the “Prospectus Summary—Our Growth Strategy—Selectively Pursue Strategic Acquisitions” and “Business—Our Growth Strategy—Selectively Pursue Strategic Acquisitions” sections of the Registration Statement in substantially the following form:

“~~In August 2021, we entered into agreements to acquire two private markets businesses that are subject to certain closing conditions that may or may not be met.~~ On September 30, 2021, P10 Holdings closed on the purchases of Hark Capital Advisors LLC (“Hark”) and Bonaccord Capital Partners LLC (“Bonaccord”) from the global investment company and asset manager Aberdeen Capital Management LLC and certain related parties. The Bonaccord asset purchase agreement provided for the acquisition of certain assets related to the business of acquiring minority equity interests in alternative asset management companies focused on private market strategies which may include private equity, private client, real estate and real assets strategies, for a purchase price of approximately $40 million (the “Bonaccord APA”). In addition, the Bonaccord APA provides for potential earn-out payments of up to $20 million, during the 72-month period beginning on October 1, 2021, subject to the satisfaction of certain terms and conditions. The Hark asset purchase agreement provided for the acquisition of certain assets related to the business of making loans to portfolio companies that are owned or controlled by financial sponsors, such as private equity funds or venture capital funds, and which do not meet traditional direct lending underwriting criteria, but where the repayment of the loan by the portfolio company is guaranteed by its financial sponsor, for a purchase price of approximately $5 million (the “Hark APA”). In addition, the Hark APA provides for potential earn-out payments of up to $5.4 million, during the 60-month period beginning on October 1, 2021, subject to the satisfaction of certain terms and conditions. We believe these acquisitions~~, if consummated, would~~ further strengthen our position as a premier private markets solutions provider and add approximately $900 million in FPAUM. The aggregate purchase price ~~would be~~ was paid using existing cash on balance sheet plus an additional draw on our credit facility of $35 million, plus potential future cash earn-outs based upon operating performance. Consistent with this strategy, we continue to evaluate ongoing opportunities, some of which may be significant. While we have no other definitive agreements or binding letters of intent, in certain situations we are engaged in processes that could conclude shortly after the completion of this offering.”

October 7, 2021

The Company also proposes to include additional disclosure in the “Risk Factors” section of the Registration Statement in substantially the following form:

“Acquired businesses may not perform as expected, leading to an adverse effect on our earnings and revenue growth.

Acquisitions involve a number of risks, including the following, any of which could have an adverse effect on our business and our earnings and revenue growth: (i) incurring costs in excess of what we anticipated; (ii) potential loss of key wealth management professionals or other team members of the predecessor firm; (iii) inability to generate sufficient revenue to offset transaction costs; (iv) inability to retain investors following an acquisition; (v) incurring expenses associated with the amortization or impairment of intangible assets, particularly for goodwill and other intangible assets; and (vi) payment of more than fair market value for the assets of the acquired business.

While we intend that our completed acquisitions will improve profitability, past or future acquisitions may not be accretive to earnings or otherwise meet operational or strategic expectations. The failure of any of our acquired businesses to perform as expected after acquisition may have an adverse effect on our earnings and revenue growth. These risks are present for our recent acquisitions, including the Hark and Bonaccord acquisitions as described in more detail under “Prospectus Summary—Our Growth Strategy—Selectively Pursue Strategic Acquisitions”, as well as acquisitions we may enter into in the future.”

Finally, the Company proposes to respond to the Staff’s comment by including disclosure in the “Use of Proceeds” section of the Registration Statement in substantially the following form:

“We may also use a portion of the net proceeds to expand our business and enter into new lines of business or geographic markets, including the payment of earn-out payments, on completed and future acquisitions. See “Prospectus Summary—Our Growth Strategy—Selectively Pursue Strategic Acquisitions.””

Additionally, the Company will file the asset purchase agreements related to the acquisitions in the Amended Registration Statement, subject to the redaction of sensitive confidential information (such as employee names and limited partnership names) which will be redacted and reflected through the confidential information procedure. Please note that the acquisitions do not constitute significant acquisitions under Item 3-05 of Regulation S-X which would require the inclusion of audited financial statements of the acquired entities or pro forma financial statements to reflect the acquisitions.

Related Party Transactions

Strategic Relationship with Crossroads Systems, Inc., page 159

2.	Please, if possible, disclose the approximate dollar value of the amount involved in the transaction pursuant to Item 404 of Regulation S-K, or advise.

In response to the Staff’s comment, the Company advises the Staff that the approximate dollar value of the amount involved in the transaction is not currently known or quantifiable at this time.

***

We believe we have been responsive to the Staff’s comments. Subject to hearing any additional comments from the Staff, the Company plans on filing the Amended Registration Statement pre-market on Tuesday, October 12, 2021 and commencing the road show. We would appreciate any additional comments at your earliest opportunity. Please direct any questions concerning this letter to the undersigned at (212) 451-2289 or (afinerman@olshanlaw.com).

Sincerely,
/s/ Adam W. Finerman
Adam W. Finerman